Attention: Business Editors September 16, 2025 VERSABANK ANNOUNCES REFRESH OF PREVIOUS DDR TOKENIZED DEPOSIT PILOT PROGAM IN CANADA AND INTEGRATION WITH US PILOT PROGRAM – Integration with US Pilot Program Intended to Demonstrate Near-Term Commercial Foreign Exchange Opportunity as the Only Nationally Licensed Bank in both the United States and Canada with Tokenized Deposit Capabilities – LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX:VBNK; NASDAQ:VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced it has commenced a refresh of its previously completed pilot program for its Digital Deposit Receipts ("DDRs") in Canada (the “CADVB Pilot Refresh”). The purpose of the CADVB Pilot Refresh is to confirm the previously demonstrated functionality, security, and operational integrity of the Bank’s DDRs, including compliance with all Canadian money laundering and terrorist financing legislation, in the context of advancements and enhancements of the Bank’s core banking technology platform since the completion of the initial DDR Pilot Program in Canada in 2022. VersaBank also announced that the CADVB Pilot Refresh will be integrated with the Bank’s recently initiated pilot program for the US-dollar version of its DDRs (the “USDVB Pilot Program”). The integration of the two pilot programs is intended to demonstrate VersaBank’s ability to conduct high-speed, low-cost, highly encrypted and secure cross-border payment transactions using DDRs as 1:1 representations of actual deposits with the Bank. VersaBank expects both the CADVB and USDVB pilot programs to be completed by the end of calendar 2025 with commercial launch to occur as soon as possible thereafter, subject to regulatory obligations as may apply. David Taylor, Founder and President, VersaBank, commented, “Nearly CAN$1 trillion dollars in trade is transacted between the United States and Canada each year. As the only nationally licensed bank with tokenized deposit technology and capabilities on both sides of the border, our proprietary Digital Deposit Receipts represent an exceptional near-term opportunity for the Bank by providing businesses of all sizes with blockchain-secured, high-speed, low-cost foreign exchanges transactions, with the critical advantage of legally permitted interest1 payments and deposit insurance, which non-bank issued stablecoins are not allowed to provide per the US GENIUS Act.” Mr. Taylor added, “Beyond the foreign exchange opportunity, our DDRs are the ideal, market-ready solution for US banks, payment providers, large retailers and other financial businesses to quickly, seamlessly and cost-effectively implement their blockchain-based digital commerce strategies. In addition to the significant potential benefit to our own banking operations, we are aggressively pursuing multiple opportunities to monetize this fully developed, proprietary and unique technology.” 1 In accordance with CDIC and FDIC policies.

Developed exclusively by VersaBank using its proprietary technology, DDRs are bank-issued tokenized deposits, which are highly encrypted 1:1 digital representations on the blockchain of actual cash deposits that provide superior security, stability, and regulatory compliance compared to stablecoins. They combine the safety and soundness of traditional banking with the efficiency, cost savings, security, and programmability of blockchain technology. Similar to the USDVB Pilot Program, VersaBank’s CADVB Pilot Refresh will follow a phased testing program involving thousands of transactions of de minimis value with controlled internal testing and expanding to include limited external deployment with designated deposit partners and their clients. CADVBs will be issued at a rate of 1 CADVB for each CAN$1.00 on deposit with VersaBank. Issuance and redemption and basic management of CADVBs will occur through VersaBank’s proprietary VersaVault digital vault platform on the Algorand, Ethereum and Stellar blockchains and access to and control of CADVBs will be managed through its VersaView e-wallet platform. ABOUT VERSABANK’S DIGITAL DEPOSIT RECEIPTS Digital Deposit Receipts (DDRs) are VersaBank’s proprietary tokenized deposits, functioning as digital representations of traditional bank deposits on a blockchain, offering enhanced efficiency, programmability, and security in financial transactions. As one-for-one representations of an actual fiat currency on deposit with the Bank (or any bank using DDRs) that are issued by a federally chartered bank and are permitted to pay interest and federally insured, DDRs offer significant advantages over traditional stablecoins. VersaBank’s DDRs were developed in conjunction with law enforcement as a trusted alternative to stablecoins for mainstream financial applications, including efficient payments, addressing the rapidly growing propensity of consumers and businesses to hold assets in e-wallets and engage in financial transactions digitally. VersaVault® is the world’s first digital vault for security conscious organizations looking to secure their highly sensitive and confidential documents, data, code, blockchain-based assets and more, addressing the need for regulated custody of digital assets with secure platforms. VersaVault’s military-grade security technology is SOC2 Type 1 Audit compliant and securely manages highly sensitive cryptographic material essential for issuing and redeeming, and ongoing management of USDVB and CADVB DDRs. It provides robust protection for sensitive data used throughout these critical token lifecycle events, ensuring end- to-end security and traceability. ABOUT VERSABANK VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank broadly launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through its wholly owned subsidiary, Digital Meteor Inc. (“Digital Meteor”), VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary Digital Deposit Receipts (“DDRs”). VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. FORWARD-LOOKING STATEMENTS VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings and with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward- looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of our control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as several important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and U.S. economy in general and the strength of the local economies within Canada and U.S. in which we conduct operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; changing global commodity prices; the effects of competition in the markets in which we operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains; the impact of new variants of COVID-19 and the Bank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual MD&A for the year ended October 31, 2024. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in this document and the related management’s discussion and analysis is presented to assist our shareholders and others in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this document and the related management’s discussion and analysis or made from time to time by the Bank or on its behalf.

FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X